Exhibit 3.1

Amendment to Bylaws

Article III, Section 1 of the Bylaws, shall be amended and restated in its entirety to read as follows:

“SECTION 1. NUMBER AND QUALIFICATION.--The number of directors of the corporation which shall constitute the whole board shall be seven (7). The number of directors may be increased or decreased from time to time by amendment of the by-laws but the number thereof shall in no event be less than four (4), nor more than nine (9). The directors shall be elected at the annual meeting of stockholders and each director shall be elected to serve until his or her successor shall be elected and qualified. Directors need not be stockholders.”